AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

82-34639

06012270

SEC#82-5258

23 March 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 1 March 2006, 16 March 2006 and 17 March 2006.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

dlw 4/6

AGENIX

Company Announcement

1 March 2006

Successful Pulmonary Embolism study for ThromboView

Phase Ib Pulmonary Embolism (PE) Trial

Agenix has completed a Phase Ib PE (blood clot in the lung) trial in Australia in a comparative study against computed tomography pulmonary angiography (CTPA) demonstrating that ThromboView® has the potential to be highly beneficial in the diagnosis of PE.

Images acquired in this safety study, which evaluated 14 patients, all positive for PE by CTPA diagnosis, demonstrated high concordance between ThromboView® images and CTPA findings. As part of this study, an analysis was performed by independent nuclear medicine specialists who were unaware of the detailed CTPA findings. This independent analysis confirmed a higher than expected sensitivity of ThromboView® for detection of PE. ThromboView® was also well tolerated.

Professor Paul Eisenberg, Chairman of the Agenix Scientific Advisory Board, stated "These results in patients with PE are very promising and support aggressive clinical development of ThromboView® as a diagnostic tool for PE."

These results were reviewed by an external expert panel convened by Agenix.

Phase II Deep Vein Thrombosis (DVT) Trial

A review was also undertaken of data from a recent interim analysis of the Phase II DVT (blood clot in the leg) trial in the United States and Canada. The study is directed at comparing the sensitivity and specificity of ThromboView® to the US Food and Drug Administration (FDA) reference standard for detection of DVT, contrast venography.

The external expert panel convened by Agenix concluded that the ThromboView® DVT image analysis will need to be repeated because of marked variability in image interpretations between readers. This will take place after additional training of independent nuclear medicine specialists on criteria for detection of DVT has been accomplished, which is expected in the next two to three months. Whilst this training and re-evaluation proceeds, further enrolment in the study will be suspended.

Key Milestones for ThromboView® Program

Overall the ThromboView® program continues to meet key milestones in preparation for pursuing regulatory approval for the diagnosis of DVT and PE. Recent key activities have included the continued smooth technology transfer for scale-up manufacture for Phase III clinical trials which are being planned to commence before the end of this calendar year.

Agenix CEO and Managing Director, Mr Neil Leggett, advised: "The results of the current clinical trials, particularly the highly encouraging result in PE, are being evaluated to determine the most appropriate strategy for partnering for Phase III studies and commercialisation."

"We are very excited with the results in PE, which is recognised as having significant unmet medical need. This will influence Agenix's strategy for maximising the value of ThromboView®," said Mr Leggett.

With this new information, it is anticipated that a ThromboView® partnering outcome will result as Agenix moves towards detailed end-of-Phase II discussions with the US FDA, in the next several months.

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs approximately 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

AGENIX

Agenix Limited
Investor Update

Neil Leggett
CEO & Managing Director

March 2006

Agenda

- Corporate Overview
- Business Update
  - Agenix Limited
  - Molecular Imaging Business
  - Diagnostic Business
- Corporate Strategy & Financials
- Why invest in AGX Shares?

AGENIX

Corporate Overview

AGENIX

Agenix Capital Structure

- Member of ASX300
- ASX Code: AGX
- Listed on OTC in US, Code: AGXLY
- Shares on issue: 199 Million
- Market Capitalisation: A$64 Million
  - Share Price as at 27 Feb '06: A$0.32
- Number of Shareholders: 4,600 approx.
- Major Shareholders:
  - Citicorp Nominees: 15.1%
  - Westpac Custodian Nominees: 4.4%

Agenix Operating Structure



Agenix Limited
100%
Agen Biomedical Ltd
100%
BUSINESS SECTORS
Molecular Imaging
ThromboView®
D-dimer blood clot imaging
Diagnostic Tests
Human Health
D-dimer Blood
Clotting Tests
Animal Health
Feline & Canine
Infectious Diseases

Agen Biomedical Ltd


AGENIX
Agen Biomedical Ltd
Molecular Imaging
Diagnostics
Human Health
Animal Health

- **Annual Sales: A$14 Million**
- Australia's oldest biotech company
- Founded on discovery of D-dimer monoclonal
- QUT spin-out (1983)
- Early expertise in Monoclonal Antibodies
- Employees: 75
- Located in Brisbane, QLD





Molecular Imaging
- Product Pipeline

AGENIX



Agen Biomedical Ltd
Molecular Imaging
Diagnostic Tests
Human Health
Animal Health



--- Clinical Trials --
Research
Pre-clinical
Phase I
Phase II
Phase III
Registration
Market
ThromboView
DVT Dx
2009/10
PE Dx
2009/10
Vulnerable Plaque*
exploratory
hu3B6 + MR tag
Cardiovascular
exploratory

* Study in detection of vulnerable plaque will use existing product format but require additional IND submission

Diagnostic Tests


Agen Biomedical Ltd
Molecular Imaging
Diagnostic Tests
Human Health
Animal Health

Human Health

- DIMERTEST
- AUTO DIMERTEST
- SimpliRED
- Clearview Simplify D-dimer
- Monoclonal Antibodies

Animal Health

- Feline Leukaemia Virus (FeLV)
- Feline Immunodeficiency Virus (FIV)
- Combined FeLV/FIV
- Canine Heartworm
- Canine Parvovirus

AGENIX

Business Update

- Agenix Limited

ThromboView® Commercialisation


Agen Biomedical Ltd
Molecular Imaging
Diagnostic Tests
Human Health
Animal Health

- Phase Ib PE trial
  - Announcement to ASX 1 March 2006: very positive trial results in PE.
  - Phase Ib PE extension study of 6 evaluable patients will commence soon to obtain additional safety data.
- Phase II DVT trial:
  - Additional training of specialists required prior to re-evaluation of results.
- Manufacturing transfer to Diosynth is proceeding smoothly, on schedule and under budget.
- There is a significant market opportunity.

ThromboView® anticipated to be on market in late calendar 2009 based on current FDA approval timeframe

ThromboView® Deal Negotiations


Agen Biomedical Ltd
Molecular Imaging
Diagnostic Tests
Human Health
Animal Health

- Advised market originally deal would be concluded by 31 Dec 2005 – amended at AGM to 31 Mar 2006
- Discussions with small number of potential partners in 2005 - all remain active & engaged
- Parties are at different stages of negotiation & are approaching the opportunity from different perspectives
- Existing discussions now expanded to new potential partners

Focus on securing the best deal to maximise shareholder value based on exciting trial results in PE

Diagnostic Business


Agen
Biomedical Ltd
Molecular
Imaging
Diagnostic
Tests
Human
Health
Animal
Health

- First half sales are down 8.5% in total on prior year
  - Human Health down 5.5%
  - Animal Health manufactured product down 9.5%
  - Animal Health third party products down 12.5%
  - Sales have been relatively flat in revenue terms and declining in volume terms for a number of years
- No off-setting revenue gains from former action against Synbiotics
  - Marketing attempts to appoint a large additional animal health product distributor in the US were unsuccessful
- Synbiotics has ceased role as Agen distributor in Europe
- On positive side agreements with US companies in place give freedom to operate in relation to lateral flow diagnostic tests:
  - License Agreement with Abbott Laboratories, &
  - Supply Agreement with Inverness Medical Innovations

Diagnostic Business (cont'd)


Agen
Biomedical Ltd
Molecular
Imaging
Diagnostic
Tests
Human
Health
Animal
Health

- Investment in Agen Brisbane facility in last 2 years has created a world-class facility.
  - Inverness supply agreement requires transfer of the manufacture of Animal Health products to Inverness - largely completed in July 2006
  - Leading to low Agen manufacturing capacity utilisation & further redundancies of personnel up to July 2006. Cost Est. A$250,000
- There has been little investment in new product development.

AGENIX

Corporate Strategy & Financials

Focused Corporate Strategy

AGENIX

"Improving human health through the development of monoclonal antibodies into innovative products."

Focused Corporate Strategy

AGENIX

Monoclonal Antibody Development

1. Conclude a ThromboView® deal expeditiously
   - get the best deal not the quickest deal
2. Recommence expenditure on investigation of the feasibility of developing a product to image clots associated with heart attacks & strokes
3. Acquire an additional program to utilise our existing skills & infrastructure in developing monoclonal antibodies & clinical trial management, either:
   - another monoclonal antibody; *or*
   - a monoclonal antibody in another area such as oncology; *or*
   - a therapeutic
4. Contract out our skills & infrastructure in monoclonal antibody development & clinical trial management

Diagnostic Business

1. All strategic options being evaluated
2. Operationally, improve distribution by leveraging existing agreements as well as appointing new distributor in Europe
3. Review potential for new product development

New Management & Scientific Advisory Board Structure

AGENIX

Management

- **Neil Leggett**

  New CEO & Managing Director
  Appointed to CEO 15 December 2005
  (Formerly Agenix Finance Director,originally appointed to Board 17 December 2004, CFO since 1 May 2003)

- **Dr Andre Lamotte**

  Life Sciences Director
  (has extensive international experience)
  Appointed to Board 28 September 2005

Scientific Advisory Board

- **Prof Paul Eisenberg**

  Continuing consulting role on ThromboView®

- **Establishment of new Scientific Advisory Board**

  Focused on new monoclonal antibody programs
  (Chairman to be announced in near future)

Forecast Financial Results

- Half Year to 31 December 2005

$'000	31 Dec 2005	31 Dec 2004	
Sales			
- Agen Biomedical	6,937	7,583	↓ 8.5%
- Milton Pharmaceuticals (sold 28 Feb 05)	-	5,613	
- Other	177	191	
	7,114	13,387	
Net Profit (Loss) After Tax	**(5,900)**	**(6,799)**	

Key items affecting 2005 result:

- ThromboView® expenditure up AUD$2.7M on last year for same period
- Includes executive termination expenses $662K

Note: *2005/06 complies with, and 2004/05 has been re-stated for, International Financial Accounting Standards.*

AGENIX

Cash Status

- The Agenix Group, excluding ThromboView®, is cash flow positive.
- Continued ThromboView® expenditure until licensing deal completed.
- When capital was raised in October 2005 it provided sufficient cash for needs beyond June 2006.
- As a result of the exciting results in PE, there is a need to re-evaluate partnering strategy – and re-assess cash requirements.

Why invest in AGX Shares?

AGENIX

- ThromboView® licensing deal will happen & will result in re-rating of AGX
- Diagnostics business has operational issues but has value
- Share price hit a 6 year low of A$0.21 on 15 Dec '05
  - ***Share price has been as high as A$1.03***
- At current price of A$0.32, Market Capitalisation of AUD$64M
  - ***Understates the value of ThromboView®***

New Management Structure & Corporate Strategy focused on Monoclonal Antibody Development being put in place to drive business performance & future growth

AGENiX

Company Announcement

16 March 2006

Agenix half year results

Agenix has confirmed its financial result for the half-year to 31 December 2005 which, as announced to the market a few weeks ago, reflects the Company's active development of its blood clot imaging agent, ThromboView®.

The company reduced its operating loss from the previous corresponding half-year to $5.9 million in 2005, compared to a loss of $6.8 million in 2004.

This was despite R&D expenditure on ThromboView® doubling in the half-year, from $2.4 million in 2004 to $5.0 million at 31 December 2005.

The ThromboView® program continues to meet key milestones in preparation for pursuing regulatory approval for the diagnosis of PE (pulmonary embolism or blood clot in the lungs), and DVT (deep vein thrombosis or blood clot in the legs) and, as a result, the anticipated partnering outcome.

Recent key activities have included positive data in the recent Phase Ib PE trial and the continued smooth technology transfer for scale-up manufacture for Phase III clinical trials, which are being planned to commence before the end of this calendar year. Information from the current Phase II DVT trial is expected in the next two to three months.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs approximately 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4D

HALF YEAR REPORT
FOR THE SIX MONTHS
ENDED 31 DECEMBER 2005

Reporting period: Half-year ended 31 December 2005
Previous corresponding period: Half-year ended 31 December 2004

Results for announcement to the market		**$ 000**
Revenue from continuing operations	Down 14.1 % to	7,684
Profit (loss) from continuing operations after tax attributable to members	Down (increased loss) 21.8 % to	(5,888)
Net profit (loss) for the period attributable to members	Up (reduced loss) 13.8 % to	(5,858)

Net tangible asset backing per ordinary share ($) - current period	0.02
Net tangible asset backing per ordinary share ($) - previous corresponding period	0.00

Dividends	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2005 and it will not pay a dividend for the year ended 30 June 2006.

Explanation of results

A brief explanation of the above results is set out in the Review of Operations Section of the Report of the Directors.

This half-year financial report should be read in conjunction with the 2005 annual financial report.

AGENIX LIMITED

CONDENSED GENERAL PURPOSE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2005

AGENIX LIMITED
DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

The Board of Directors of Agenix Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2005.

DIRECTORS

The names of the directors in office during or since the end of the half-year are:

Ravindran Govindan	(Non-executive Chairman)
Wong Fong Fui	(Non-executive director)
Myles Davey	(Non-executive director)
Dr Andre Lamotte	(Non-executive director – appointed 28 September 2005)
Neil Leggett	(Managing Director – appointed 15 December 2005 ; previously Finance Director)
Donald Home	(Managing Director – resigned 15 December 2005)

All directors held their position in office as a director throughout the entire half-year and up to the date of this report, unless specified otherwise above.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the half-year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Biotech research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the half-year.

RESULTS

The consolidated net loss of the consolidated entity for the half-year was $5,858,000 (2004 : $6,799,000) after income tax.

REVIEW OF OPERATIONS

The information below is intended to provide a brief explanation of the financial results for the half-year ended 31 December 2005.

1. Operational Highlights

The main highlights of operations during the year were:

- The continued progress towards commercialization of ThromboView®, with:
  - Patient recruitment for the Phase II DVT trial has now been completed. The interim analysis report will be available in the next two to three months and will comment on ThromboView® sensitivity for DVT.
  - Patient recruitment for the Phase Ib PE trial has now been completed. The steering committee report will be available in the next two to three months and will comment on PE image analysis. However, on 1 March 2006 it was announced that the sensitivity of ThromboView® for detection of PE was higher than expected in patients predetermined to be PE positive by CTPA (computed tomography pulmonary angiography).
  - Phase Ib PE extension study of six evaluable patients commenced in March to obtain additional safety data.
  - Technology transfer to Diosynth for scale-up manufacture of Phase III material is proceeding smoothly and on schedule.
  - The current schedule has ThromboView® on market in late calendar 2009 based on current FDA approval timeframes.
  - Agenix recently commissioned market research of 175 US specialists to evaluate the market demand of a clot diagnosis product with ThromboView®'s target characteristics. The report had positive implications with the following key findings:
    - the lack of satisfaction with existing modalities was higher than expected, and
    - the demand for a product with ThromboView®'s characteristics was higher than expected.

2. Financial Overview

(a) Operating result – from continuing operations

The loss after tax from continuing operations of ($5,888,000) was a higher loss than the prior year's loss of ($4,834,000).

The major contributors to the loss for the half-year were:

		$'000
Research and development expenses	- ThromboView®	(4,967)
	- other	(380)
		(5,347)
Executive termination payments		(662)
Write-back of executive share-based payment expense		215
Total		(5,794)

REVIEW OF OPERATIONS (CONTINUED)

2. Financial Overview (continued)

(b) Revenue – from continuing operations

Revenue declined by $1.257 million or 14.1% compared to the prior half-year as outlined below:

	Current Period $'000	Previous Period $'000
Agen Biomedical		
Sale of Agen manufactured products	5,741	6,216
Sale of products manufactured by other companies	1,196	1,367
	6,937	7,583
Royalties and licences	278	1,001
Clinical trial services income	111	117
Other income	148	24
	7,474	8,725
Agenix		
Share of revenue from manufacture and sale of biochemicals	177	191
Other	33	25
	7,684	8,941

- Sales revenue of Agen manufactured products decreased by 7.6%.
- Sales revenue for Human Health manufactured medical diagnostic products declined by 5.5%.
- Sales revenue for Animal Health manufactured medical diagnostic products declined by 9.5%.
- Sales revenue for Animal Health third party products (ie non-Agen manufactured products) declined by 12.5%.
- Revenue from royalties and licence fees has declined as a result of patents around the original D-dimer in vitro diagnostic expiring. The sale of antibodies, which attract future royalty streams, will grow progressively but royalties for 2006 will be well down on 2005.

(c) Expenditure

Research and development

	Current Period $'000	Previous Period $'000
R&D – ThromboView®	4,967	2,400
Less: START Grant revenue	(366)	(440)
	4,601	1,960
Other R&D	380	435
	4,981	2,395

- ThromboView® expenditure was more than the prior year due to contract manufacturing of product for the phase III clinical trial and costs of the continuing clinical trials.
- ThromboView® expenditure for the full financial year is expected to be in excess of $10 million.

(d) Distributions to shareholders

Dividends
The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company is in the process of commercializing its ThromboView® technology in relation to the detection of blood clots. This technology has the potential to generate substantial revenues for the company in future years.

(e) Statement of Financial Position

Total Equity at 31 December 2005 was $9,039,000, which was an increase of $3,645,000 on the 30 June 2005 balance. The increase was due to the receipt of new share capital of $9,630,000 (net of costs) from a capital raising in October 2005, offset by the operating loss incurred this year.

Current assets exceed current liabilities at 31 December 2005 by a ratio of 1.3:1 (30 June 2005 2.0:1).

REVIEW OF OPERATIONS (CONTINUED)

2. Financial Overview (continued)

(f) Share capital

(i) Capital raising

On the 25th of October 2005 41,391,891 shares were issued at a price of $0.25 as a result of the successful completion of a 1:4 non-renounceable entitlement offer, raising $10,348,000 in funds. The cost of the capital raising was $718,000 providing net cash of $9,630,000.

(ii) Issue of employee options under employee option plan

The company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the directors. Effective 21 July 2005 2,578,750 options were issued to employees at an exercise price of $0.30, being the average closing price over the previous 20 trading days, as prescribed under the employee option plan.

As a result of a capital raising in October 2005 and in accordance with the employee option plan and the ASX listing rules, the exercise prices of all employee options were reduced by $0.0072.

(iii) Lapse of senior executive options

As a result of senior executives ceasing employment 750,000 lapsed unexercised during the half year and a further 3,500,000 lapsed unexercised subsequent to the end of the half-year. Only 500,000 options relating to senior executives who ceased employment in the half-year remain available to be exercised.

(g) Statement of Cash Flows

(i) Net cash outflows

The company incurred a net cash outflow from operations for the half-year of $4,666,000 which was financed by:

	$'000
Reduction in cash held	738
Cash inflows from investing	1,448
Repayment of bank borrowings	(7,150)
Proceeds from capital raising	9,630
	4,666

Net cash inflow from investing of $1,448,000 included proceeds from the sale of Milton Pharmaceuticals' Carole Park property of $1,754,000, less operating costs at the Carole Park leased premises of ($169,000).

Capital expenditure on new property, plant and equipment for the six months was $141,000 (previous corresponding period $2,166,000).

As at 31 December 2005 cash held was $1,316,000.

(ii) Cash on hand

		$'000
Cash on hand 30 June 2005		2,054
Net operating cash outflow for the half-year ended 31 December 2005		
- relating to ThromboView®	(3,807)	
- less START Grant	223	
	(3,584)	
- other	(1,082)	
		(4,666)
		(2,612)
Capital expenditure		(141)
Net proceeds from sale of Milton Pharmaceuticals		1,585
Proceeds from sale of property, plant and equipment		4
		(1,164)
Net proceeds from capital raising		9,630
Repayment of borrowings		(7,150)
Cash on hand 31 December 2005		1,316

- The Agenix Group excluding ThromboView® expenditure is forecast to be cash flow positive in 2006.
- The sale of the land and buildings originally owned by Milton was settled on 25 July 2005 and generated cash of $1.754 million.

ROUNDING

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

AUDITOR'S INDEPENDENCE DECLARATION

The directors acknowledge receipt of the following independence declaration from our auditors, Ernst & Young.

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our review of the financial report of Agenix Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Irschitz
Partner
Brisbane

16 March 2006

Liability limited by a scheme approved under Professional Standards Legislation.

Signed in accordance with a resolution of directors.

Neil Leggett
CEO and Managing Director
16 March 2006

AGENIX LIMITED

CONDENSED INCOME STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 31-Dec 2005 $ 000	31-Dec 2004 $ 000
Continuing operations			
Revenue	2	7,684	8,941
Cost of sales		(3,935)	(4,438)
Gross profit		3,749	4,503
Other income	2	370	476
Marketing expenses		(1,050)	(1,711)
Occupancy and administration expenses		(2,464)	(3,765)
Research and development expenses		(5,347)	(2,835)
Amortisation of patents and licences		(154)	(154)
Executive termination payments		(662)	-
Write-back of executive share-based payment expense		215	-
Legal fees re Synbiotics patent matter		-	(252)
Write-off of plant and equipment - AGEN		-	(328)
Cost of improvement to manufacturing and regulatory infrastructure and processes		-	(377)
Other expenses from ordinary activities		(64)	(214)
Loss from continuing operations before tax and finance costs		(5,407)	(4,657)
Finance costs		(481)	(307)
Loss before income tax		(5,888)	(4,964)
Income tax benefit		-	130
Loss after tax from continuing operations		(5,888)	(4,834)
Discontinued operation			
Profit/(loss) after tax from discontinued operation		30	(1,965)
Net loss attributable to members of Agenix Limited		(5,858)	(6,799)
Earnings per share (cents per share)			
- basic and diluted loss per share for the half-year		(3.7)	(4.3)
- basic and diluted loss per share from continuing operations		(3.7)	(3.1)
- dividends paid per share		-	-

AGENIX LIMITED
CONDENSED BALANCE SHEET FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 31-Dec 2005 $ 000	Consolidated 30-Jun 2005 $ 000
Current assets			
Cash and cash equivalents		1,316	2,054
Trade and other receivables		2,942	2,773
Inventories		2,623	2,444
Prepayments		159	297
		7,040	7,568
Non-current assets classified as held for sale		315	1,980
Total current assets		7,355	9,548
Non-current assets			
Property, plant and equipment		6,483	6,785
Intangible assets		4,785	4,940
Total non-current assets		11,268	11,725
Total Assets		18,623	21,273
Current liabilities			
Trade and other payables		4,887	3,878
Provisions		591	766
Provisions - relating to the sale of Milton Pharmaceuticals	6	341	164
Total current liabilities		5,819	4,808
Non-current liabilities			
Interest-bearing loans and borrowings		3,432	10,650
Provisions		121	204
Provisions - relating to the sale of Milton Pharmaceuticals	6	212	217
Total non-current liabilities		3,765	11,071
Total Liabilities		9,584	15,879
Net Assets		9,039	5,394
Equity			
Issued Capital		47,294	37,664
Share option reserve		3,257	3,384
Accumulated losses		(41,512)	(35,654)
Total Equity		9,039	5,394

CONDENSED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Consolidated	
	31-Dec 2005	31-Dec 2004
Cash flows from operating activities	$ 000	$ 000
Receipts from customers	7,082	14,564
Payments to suppliers, employees and others	(7,597)	(18,693)
Payments relating to ThromboView®	(3,807)	(2,387)
START grant	223	1,072
Income tax paid	(81)	(97)
Interest received	27	16
Borrowing costs	(513)	(317)
Net operating cash flows	(4,666)	(5,842)
Cash flows from investing activities		
Payments for property, plant and equipment	(141)	(2,166)
Proceeds from sale the of Milton Pharmaceuticals	1,585	-
Proceeds from sale of property, plant and equipment	4	31
Net investing cash flows	1,448	(2,135)
Cash flows from financing activities		
Proceeds from borrowings	-	6,150
Repayment of borrowings	(7,150)	-
Proceeds from issue of shares from capital raising	9,630	-
Proceeds from issue of shares from exercise of options	-	334
Net financing cash flows	2,480	6,484
Net increase/(decrease) in cash held	(738)	(1,493)
Cash at the beginning of the financial period	2,054	3,227
Cash at the end of the financial period	1,316	1,734

AGENIX LIMITED

CONDENSED STATEMENT OF CHANGE IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Attributable to equity holders of the parent Consolidated 31-Dec 2005			
	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2005	37,664	(35,654)	3,384	5,394
Cost of issue of share capital	(718)	-	-	(718)
Total income and expenses for the half-year recognised directly in equity	(718)	-	-	(718)
Loss for the period	-	(5,858)	-	(5,858)
Total income / expense for the half-year	(718)	(5,858)	-	(6,576)
Write-back of share-based payment expense	-	-	(127)	(127)
Issue of share capital	10,348	-	-	10,348
At 31 December 2005	47,294	(41,512)	3,257	9,039

	31-Dec 2004			
	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2004	37,248	(22,038)	1,456	16,666
Loss for the period	-	(6,799)	-	(6,799)
Total income / expense for the half-year	-	(6,799)	-	(6,799)
Cost of share-based payment	-	-	957	957
Exercise of options	335	-	-	335
At 31 December 2004	37,583	(28,837)	2,413	11,159

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Agenix Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Agenix Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivative financial instruments have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

This half-year financial report has been prepared on a going concern basis. The consolidated entity has net assets of $9,039,000 (30 June 2005:$5,394,000) and incurred an operating loss after income tax of $5,858,000 (31 December 2004: $6,799,000) for the period ended 31 December 2005.

The consolidated entity's operating loss is largely the result of the directors' decision to continue to fund development costs of the consolidated entity's ThromboView® program, the costs for which in the half-year were $5.0 million, and also the need to pay $662,000 in non-recurring executive termination payments in the half-year. Excluding the costs of the consolidated entity's ThromboView® program, the consolidated entity is forecasting to be in a cash flow positive position for the next 12 months.

The consolidated entity's ability to continue as a going concern and meet its debts as and when they fall are primarily dependent on whether the directors' determine that it is in the consolidated entity's best interests to continue to fund the ThromboView® program. Should the directors continue to support the continued expenditure on the consolidated entity's ThromboView® program, which is the case at the date of this report, then the consolidated entity's ability to continue as a going concern and meet its debts as and when they fall due are dependent on its ability to:

(i) obtain additional funding in the very near future;

(ii) continue to receive the support of the current shareholders and creditors; and

(iii) generate future sales to enable it to generate a profit and positive cashflows.

The directors are actively taking steps to secure further funding to allow the consolidated entity to continue to operate and develop its ThromboView® technology, including from the raising of capital and evaluating the saleability of non-core assets. In the directors' opinion, there are reasonable grounds to believe that such funding will continue to be available. However, if such funding and continued shareholder and creditor support is unavailable or should the anticipated sales not generate sufficient revenues and cash flows as expected, there is significant uncertainty as to whether the consolidated entity may be able to continue as a going concern and, therefore, it may realise its assets and settle its liabilities at amounts different from those stated in the financial report. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c) below.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(b) Statement of compliance (continued)

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 1(e) below.

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Agenix Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Agenix Limited has control.

(ii) Foreign currency translation

Both the functional and presentation currency of Agenix Limited and its Australian subsidiaries is Australian dollars (A$). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Agenix Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(iii) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at cost, less accumulated depreciation.

Depreciation is calculated on a straight-line over the estimated useful life of the asset as follows:
Buildings – over 40 to 50 years
Plant and equipment – over 3 to 20 years

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(c) Summary of significant accounting policies (continued)

(iii) Property, plant and equipment (continued)

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(iv) Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(v) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and Licences	***Brand Names***	***Software***
Useful lives	*Finite*	*Indefinite*	*Finite*
Method used	*5-10 years – straight line*	*Not depreciated or re-valued*	*1-5 years – straight line*
Internally generated / Acquired	*Acquired*	*Acquired*	*Acquired*
Impairment test / Recoverable amount testing	*Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment*	*Annually and where an indicator of impairment exists*	*Amortised method reviewed at each financial year-end; Reviewed annually for indicator of impairment*

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(c) Summary of significant accounting policies (continued)

(vi) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(vii) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials – purchase cost on a first-in, first-out basis;
- Finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(viii) Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(ix) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of seven days or less.

(x) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

(xi) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(c) Summary of significant accounting policies (continued)

(xii) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares ('equity-settled transactions').

The current plan in place to provide these benefits is the Employee Share Option Plan (ESOP), which provides benefits to all employees including directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by the Black-Scholes option-pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Agenix Limited ('market conditions'). The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(xiii) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(xiv) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to customers.

Interest

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Rental income

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term. Contingent rental income is recognised as income in the periods in which it is earned.

Royalties and licences

Royalty and licence revenue is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(c) Summary of significant accounting policies (continued)

(xiv) Revenue (continued)

Clinical trial income

Clinical trial income is brought to account on an accrual basis to the extent that it is probable that the economic benefit will flow to the entity and can be reliably measured.

(xv) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(xvi) *Income taxes*

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(xvii) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xviii)De-recognition of financial instruments

The de-recognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(c) Summary of significant accounting policies (continued)

(xix) Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

Forward exchange contracts

Forward exchange contracts are entered into where agreements are made to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect against the possibility of loss from future exchange fluctuations. The forward exchange contracts are usually for no longer than 6 months.

The company does not apply hedge accounting as it does not meet the strict requirements of the standard. Any gains or losses arising from changes in fair value are taken directly to the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(d) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* as follows:

Business combinations

AASB 3 *Business Combinations* was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payment transactions

AASB 2 *Share-Based Payments* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* to its comparative information.

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated as follows:

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

		Consolidated		
	Note	30-Jun-05 $ 000	31-Dec-04 $ 000	1-Jul-04 $ 000
Total equity under AGAAP (excluding any tax impact)		8,710	14,625	20,282
Adjustments to retained earnings				
Derecognition of deferred research costs	(A)	(2,490)	(2,490)	(2,490)
De-recognition of internally generated intangible assets	(B)	(1,103)	(1,103)	(1,103)
Write-back of brand name amortisation	(B)	300	150	-
De-recognition of internally generated brand names	(C)	(23)	(23)	(23)
Recognition of share-based payment expense	(D)	(3,384)	(2,413)	(1,456)
		(6,700)	(5,879)	(5,072)
Adjustments to other reserves				
Recognition of share-based payment expense	(D)	3,384	2,413	1,456
		3,384	2,413	1,456
Total equity under AIFRS		5,394	11,159	16,666

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(e) Impact of adoption of AIFRS (continued)

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS (continued)

(A) Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This has resulted in a change in the group's accounting policy. Although all research and development costs were being expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy resulted in $2,490,000 being carried forward as an asset in the form of deferred research and development costs. Under the new policy, all research costs are written off as incurred.

(B) Under AASB 138 *Intangible Assets*, internally generated costs can only be deferred as an asset if certain criteria have been met. These deferred costs do not meet the recognition criteria under AASB 138, and hence have been de-recognised.

(C) Under AASB 138 *Intangible Assets*, internally generated brand name costs must not be recognised as an asset. Previously, the group recognised some internally generated brand name costs based on independent valuations. Under the new policy, existing internally generated brand name costs have been de-recognised and future costs expensed.

(D) Under AASB 2 *Share-based Payments*, the group now recognises the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments were not recognised under AGAAP.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

		Consolidated	
	Note	30-Jun-05 $ 000	31-Dec-04 $ 000
Net loss as reported under AGAAP (after tax)		(11,988)	(5,992)
Amortisation of brand name	(A)	300	150
Share-base payment expense	(B)	(1,928)	(957)
Net loss under AIFRS		(13,616)	(6,799)

(A) Under AASB 3 *Business Combinations*, indefinite lived intangibles are not permitted to be amortised, but instead are subject to annual impairment. Currently, under AGAAP, the group amortises their brand names over their useful life but not exceeding 20 years. Under the new policy all indefinite lived intangibles would not be subject to amortisation, but would be written down to the extent it is impaired.

(B) Under AASB 2 *Share-based Payments*, the group will recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments were not recognised under AGAAP. This has resulted in a decrease in profit from AGAAP to AIFRS.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

2. REVENUE AND EXPENSES

(a) Specific Items

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity.

	Consolidated 31-Dec 2005 $ 000	Consolidated 31-Dec 2004 $ 000
(i) Revenue		
Sale of goods	7,114	7,774
Royalties and licences	278	1,001
Clinical trial income	111	117
Rental income	25	36
Finance income	156	13
	7,684	8,941
(ii) Other income		
Grants and development funding	366	440
Gain on disposal of property, plant and equipment	1	-
Other revenue	3	36
	370	476
(iii) Expenses		
Depreciation	309	232
Amortisation	299	337
Employee benefits (excluding share-based payment expense)	3,136	4,168
Share-based payment expense / (write-back of expense)	(127)	957
Executive termination payments	662	-

(b) Seasonality of operations

(i) Medical diagnostics segment

Animal health products

Veterinary practices are routinely busiest during the spring and summer seasons. The majority of animal health sales come from the northern hemisphere. Therefore higher sales are traditionally recorded in the months November through to January as northern hemisphere distributors begin building stocks during winter in preparation for higher sales in the summer months.

Human health products

Human health sales primarily occur in two markets: Europe and the United States. Sales into both of these markets are effected by the low hospital occupancy rate and resulting cancellation of elective surgeries caused by the July / August holidays of patients and hospital staff, and the world wide summer shortage of "blood donors."

(ii) Molecular biology

No seasonality in operations.

	Consolidated 31-Dec 2005 $ 000	Consolidated 31-Dec 2004 $ 000
3. DIVIDENDS PAID AND PROPOSED		
(a) Dividends paid during the half-year relating to the prior year ended 30 June	-	-
(b) Dividends proposed and not recognised as a liability	-	-
	-	-

	Consolidated	
	31-Dec 2005 $ 000	30-Jun 2005 $ 000
4. ISSUED CAPITAL		
(a) Ordinary shares		
Issued and fully paid	47,294	37,664

	Shares	$ 000
(b) Movement in ordinary shares on issue		
At 31 December 2004	157,324,565	37,583
Exercise of employee options	243,000	81
At 30 June 2005	157,567,565	37,664
October 2005 1:4 non-renounceable entitlement offer	41,391,891	10,348
Cost of new issue of share capital	-	(718)
At 31 December 2005	198,959,456	47,294

5. SEGMENT REPORTING

(a) Primary segment - the business segments below derive revenue from the following products and operations

The business segments below derive revenue from the following products and operations:

(I) Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostic tests.
(ii) Molecular biology	Manufacture and sale of biomedical products.
(iii) Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals - discontinued 28 February 2005, see Note 6 for more detail.

	Continuing Operations						*Discontinued Operation*		*Total Operations*	
Business segment	**Medical diagnostics**		**Molecular biology**		**Total**		**Pharmaceuticals**		**Consolidated**	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue										
Segment revenue	7,475	8,725	177	191	7,652	8,916	-	5,616	7,652	14,532
Unallocated revenue					32	25	-	-	32	25
Total consolidated revenue					7,684	8,941	-	5,616	7,684	14,557
Result										
Segment result	(3,533)	(1,995)	54	87	(3,479)	(1,908)	30	(1,595)	(3,449)	(3,503)
Unallocated expenses					(2,409)	(3,056)	-	-	(2,409)	(3,056)
Consolidated loss before income tax					(5,888)	(4,964)	30	(1,595)	(5,858)	(6,559)
Income tax (expense) benefit					-	130	-	(370)	-	(240)
Consolidated loss after income tax					(5,888)	(4,834)	30	(1,965)	(5,858)	(6,799)

(b) Secondary segment - geographical

Geographically, the group predominately generates revenue from markets in North America, Europe, Asia and Australia and New Zealand

(i) Medical diagnostics	Revenues are generated from all the above mentioned markets.
(ii) Molecular biology	Revenues are generated from the Australian market.
(iii) Pharmaceuticals	Revenues were generated from the Australian market - discontinued 28 February 2005, see Note 6 for more detail.

	Continuing Operations										*Discontinued Operation*		*Total Operations*	
Geographical segment	**North America**		**Europe**		**Asia Pacific**		**Australia and New Zealand**		**Total**		**Australia and New Zealand**		**Consolidated**	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	2,176	3,224	1,413	1,133	847	1,074	3,248	3,510	7,684	8,941	-	5,616	7,684	14,557

6. DISCONTINUED OPERATION

(a) Discontinuance of the Milton Pharmaceuticals operations

As previously stated in the 2005 Annual Report, on the 17 February 2005 Agenix announced to the Australian Stock Exchange that it had signed a sale agreement to dispose of its Milton Pharmaceuticals Pty Limited subsidiary. Settlement occurred on 28 February 2005. The terms of the sale agreement resulted in Agenix retaining title to certain assets and responsibilities for certain liabilities beyond settlement date. Net proceeds to 30 June 2005 were $4,415,000. A further net $1,754,000 was received from the sale of the owned manufacturing facility land and buildings which settled on 25 July 2005. This brought total proceeds from the sale of Milton Pharmaceuticals to $6,169,000.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $359,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

Lease commitments should Agenix not find a sub-tenant are:

	$'000
Minimum lease payments	
- not later than one year	199
- later than one year and not later than five years	993
- later than five years	6
	1,198

The Milton Pharmaceuticals operations are reported in Note 5 – Segment Reporting within the group's Pharmaceuticals and Australian segments.

(b) Financial performance information

The results of Milton Pharmaceuticals for the period have been presented below:

	31-Dec 2005 $ 000	31-Dec 2004 $ 000
Revenue	-	5,616
Profit on disposal of land and buildings	93	-
Expense	(63)	(7,211)
Profit / (loss) before income tax	30	(1,595)
Income tax (expense)/benefit	-	(370)
Profit/ (loss) after tax	30	(1,965)

(c) Asset disposals

The carrying amounts of total assets and liabilities to be disposed of as at 31 December 2005 are as follows:

	31-Dec 2005 $ 000	30-Jun 2005 $ 000
Current assets	-	47
Land and buildings held for disposal	-	1,660
Non-current assets	-	-
TOTAL ASSETS	-	1,707
Current liabilities	341	309
Non-current liabilities	212	297
TOTAL LIABILITIES	553	606
NET ASSETS	(553)	1,101

(d) Milton Pharmaceuticals operation cash flows during the year

The net cash flows of Milton Pharmaceuticals are as follows:

	31-Dec 2005 $ 000	31-Dec 2004 $ 000
Net operating cash flows	-	(392)
Net investing cash flows	1,585	(309)
Net financing cash flows	-	590
Net cash inflows/(outflows)	1,585	(111)

7. CONTINGENT ASSETS AND LIABILITIES

(a) Contingent liability

Legal claim
A former contract person who was retained under a fixed term contract has sued Agen Biomedical Limited for wrongful dismissal. The company will strongly defend this action. In any case, the possible financial impact is not significant.

AGENIX LIMITED
DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Agenix Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

 (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half- year ended on that date of the consolidated entity; and

 (ii) comply with Accounting Standards AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Neil Leggett
CEO and Managing Director

16 March 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Agenix Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Agenix Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Agenix Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the period ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the statement expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(a) Going Concern to the financial statements, there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Ernst & Young

Ernst & Young

Winna Irschitz
Partner
Brisbane
16 March 2006

AGENIX

17 March 2006

FUNDING AND CORPORATE FOCUS ON THROMBOVIEW

Agenix reconfirmed today that its primary focus is to negotiate a partnering deal for its lead product, ThromboView®, in an expeditious timeframe and which seeks to maximise value for all shareholders in the company. Concurrently, the company is implementing a focused strategy of developing a broad pipeline of monoclonal antibody based products by leveraging the company's core expertise in monoclonal antibody development and demonstrated capability to take target compounds from the bench through Phase II clinical studies.

Agenix is one of the few companies in Australia with significant expertise in the development of biologics, a rapidly growing sector with an increasing number of antibodies in preclinical and clinical development.

Agenix CEO and Managing Director, Mr Neil Leggett, stated "The greatest value driver in achieving a partnering deal which has mutual advantage for both parties will come from the completion of a comprehensive data package to support the acceleration of ThromboView® towards later phase trials in PE (pulmonary embolism or blood clot in the lung)."

"Our focus is on securing the best deal to maximise shareholder value based on exciting trial results in PE. Partnership discussions remain active with a number of potential partners; each at different stages of negotiation and approaching the opportunity from different perspectives".

"PE is the primary indication of interest to potential partners. Independent analysis of results from our recent ThromboView® Phase Ib PE trial confirmed a high sensitivity of ThromboView® for detection of PE. Diagnosis of PE remains a medical challenge due to limitations of existing techniques in a variety of common patient settings."

With the focus on the development of a strong partnering data package for ThromboView®, the Agenix Board has determined to evaluate the disposal of its non-core human health and animal health diagnostic test businesses.

Funds from the prospective sale of these businesses and a private placement announced today will be applied towards achieving a commercial outcome for ThromboView® and implementation of key initiatives towards developing a broad pipeline of monoclonal antibody based products.

The placement has raised $3.0 million before costs from the placement of 13.6 million shares at $0.22. The shares were placed with institutions and sophisticated investors introduced by Intersuisse Limited.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of profitable and established businesses in human and animal health diagnostics and is focused on growing its world-leading molecular diagnostic imaging R&D program.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com